UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 0-24649

REPUBLIC BANCORP 401(K)/PROFIT
SHARING PLAN AND TRUST
(Full title of the plan)

REPUBLIC BANCORP, INC.
(Name of issuer of the securities held pursuant to the plan)

601 West Market Street
Louisville, Kentucky 40202
(Address of principal executive office)

REPUBLIC BANCORP 401(k)/PROFIT SHARING
PLAN AND TRUST

FINANCIAL STATEMENTS
December 31, 2005 and 2004

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN
Louisville, Kentucky

FINANCIAL STATEMENTS
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Republic Bancorp 401(k)/Profit Sharing Plan and Trust
Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Louisville, Kentucky
June 21, 2006

REPUBLIC BANCORP 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS
Federal Government obligation principal money market	$1,278,991	$1,288,626
Republic Bancorp, Inc. Common Stock (Class A & B)	2,372,713	2,579,824
Mutual funds	12,617,723	10,334,350
Participant Self Directed Investment Accounts:
Republic Bancorp, Inc. Common Stock (Class A & B)	2,105,779	2,732,109
Other stocks	1,533,832	2,031,056
Mutual funds	1,648,238	1,175,459
Total Investments, at fair value	21,557,276	20,141,424
Accrued income receivable	56,185	34,154
Cash	177,467	119,026

NET ASSETS AVAILABLE FOR BENEFITS	$21,790,928	$20,294,604

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(308,460)	$2,274,603
Interest and dividends	666,102	572,102
	357,642	2,846,705
Contributions:
Employer match	579,209	523,039
Employer bonus match	300,172	278,467
Participants	2,204,737	3,032,31
	3,084,118	3,833,819

Total additions	3,441,760	6,680,524

Deductions from net assets attributed to:
Benefits paid to participants	1,904,481	1,543,562
Return of excess contributions	34,8645	2,028
Fees paid	6,091	5,918
	1,945,436	1,601,508

Net increase	1,496,324	5,079,016

Net assets available for benefits:
Beginning of year	20,294,604	15,215,588

End of year	$21,790,928	$20,294,604

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) is provided for general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

General:   The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service and are age 21 or older. The employer match begins after 1,000 hours of completed service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:   Participants in the Plan may contribute up to the maximum legal limit. If a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 50% of the first 5% of the participant’s annual contributions. In addition, the Employer may award a discretionary bonus match for meeting certain corporate financial performance goals. The bonus match for the years ended December 31, 2005 and 2004 was $300,172 and $278,467, respectively.

Participant Accounts:   Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of plan earnings and forfeitures of terminated participants’ nonvested accounts. Income is allocated on a basis proportional to account balances, and forfeitures are allocated on a basis proportional to Employer matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death and Disability:   A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting:   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 0% vested until one year of service is completed, and vesting increases 20% each year thereon. Upon completion of five years, participants are 100% vested.

Payment of Benefits:   On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested interest in the account, or periodic installments over a period not exceeding the life expectancy of the participant or joint lives of the participant and spouse. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 — PLAN DESCRIPTION (Continued)

Investment Options:   All investment accounts are participant directed. Participants may change their investment options quarterly and may direct employee contributions in 5% increments into certain mutual funds offered by the plan administrator, Kentucky Trust Company, or shares of the Company’s common stock. Participants also have the option to self direct into investments other than those provided by the Plan, subject to market availability. Such investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan, including qualified employer securities. Employer securities must be acquired through market purchases; the employer does not make newly issued shares available to Plan participants. Participant Self-Directed Investment Accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan. Employer match contributions are allocated ratably based on each participant’s contribution to their investment options.

Republic Bancorp, Inc. Common Stock:   The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of Republic’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:   The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates:   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Investment Valuation and Income Recognition:   The Plan’s investments are stated at fair value. Quoted market prices are used to value all investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits:   Benefits are recorded when paid.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications:   Some items in the prior year financial statements may have been reclassified to conform with the current year presentation.

Risks and Uncertainties:   The Plan provides for various investment options in mutual funds and other securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

NOTE 3 — INVESTMENTS

Investments, at fair value, that represent 5% or more of the Plan’s net assets in either year are presented below:

	December 31,
	2005	2004
Investments at fair value as determined by quoted market prices

Federal Government obligation principal money market	$1,278,991	$1,288,626
Republic Bancorp, Inc. Common Stock (Class A & B)	4,478,492	5,311,933

Mutual Funds:
Dodge & Cox Balanced	1,145,081	937,378
Federated Capital Preservation Fund	1,669,210	1,134,453
Oakmark Equity & Income Fund	1,189,000	981,231
Vanguard Wellington Fund	1,122,847	922,221

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 3 — INVESTMENTS (Continued)

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Net Change in Fair Value

	December 31,
	2005	2004
Mutual Funds	$(48,719)	$504,747
Republic Bancorp, Inc. Common Stock (Class A and B)	(833,441)	1,449,251
Participant Directed Investment Accounts	573,700	320,605

	$(308,460)	$2,274,603

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain Plan investments represent shares of mutual funds managed by Kentucky Trust Company. Kentucky Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Professional fees of approximately $6,000 were paid for the administration of the Plan by the Plan for the years ended December 31, 2005 and 2004. The Company incurred expenses for the years ended December 31, 2005 and 2004 in connection with administration of the Plan.

The Plan held 219,212 and 216,991 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2005 and 2004 and recognized dividend income of $9,560 and $7,643 during 2005 and 2004 from its investments in the Employer common stock (Note 3).

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 6 — TERMINATED PARTICIPANTS

Included in net assets available for benefits are unpaid amounts requested by individuals who have withdrawn from the Plan. Amounts allocated to these participants were $389,642 and $769,012 at December 31, 2005 and 2004.

NOTE 7 — INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-digit Plan Number: 002

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	Federal Government obligation principal money market	Cash Equivalent	—	$1,278,991
			—	1,278,991
	Mutual Funds:
	ABN Montag & Caldwell Growth Fund	Mutual Fund	—	7,550
	American Century Large Company Value	Mutual Fund	—	4,063
	American Fund Growth Fund	Mutual Fund	—	3,994
	American Fund Investment Company of America	Mutual Fund	—	6,002
	Ameristock Mutual Fund	Mutual Fund	—	13,274
	Ariel Fund	Mutual Fund	—	6,416
	Buffalo Science and Technology Fund	Mutual Fund	—	6,205
	Buffalo Small Cap Fund	Mutual Fund	—	387,094
	CGM Focus Fund	Mutual Fund	—	20,648
	Calamos Growth Cl A	Mutual Fund	—	827,899
	Clipper Fund, Inc.	Mutual Fund	—	883,892
	Dodge and Cox Balanced	Mutual Fund	—	1,145,081
	Dodge and Cox International	Mutual Fund	—	2,746
	Dodge and Cox Income	Mutual Fund	—	2,451
	Dodge and Cox Stock Fund	Mutual Fund	—	18,493
	Federated Capital	Mutual Fund	—	1,669,210
	Preservation Fund	Mutual Fund	—	458,368
	Federated Mortgage Fund	Mutual Fund	—	458,049

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	Federated Total Return Bond Fund	Mutual Fund	—	$458,049
	Fid Select Transportation Portfolio	Mutual Fund	—	2,268
	Fidelity Blue Chip Value	Mutual Fund	—	8,087
	Fidelity Dividend Growth Fund	Mutual Fund	—	3,962
	Fidelity Equity Income Fund	Mutual Fund	—	3,285
	Fidelity High Income Fund	Mutual Fund	—	3,565
	Fidelity Lev Co St	Mutual Fund	—	7,246
	Fidelity Low Priced Stock Fund	Mutual Fund	—	8,046
	Fidelity Select Technology	Mutual Fund	—	401,765
	First American Small Cap Select Class Y	Mutual Fund	—	5,897
	Franklin Mutual Discovery Fund	Mutual Fund	—	244,588
	ING Corporate Leaders Class B	Mutual Fund	—	4,924
	Janus Mid Cap Value Fund	Mutual Fund	—	7,425
	Marsico International Opportunities	Mutual Fund	—	5,348
	Metropolitan West	Mutual Fund	—	4,908
	New Perspective Fund	Mutual Fund	—	5,844
	Oakmark Equity & Income Fund	Mutual Fund	—	1,189,000

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	Oakmark Fund	Mutual Fund	—	$8,519
	Oakmark Global Fund	Mutual Fund	—	8,361
	PIMCO Total Return	Mutual Fund	—	486,612
	Royce Premier Fund	Mutual Fund	—	403,324
	Royce Total Return Fund	Mutual Fund	—	805,613
	T. Rowe Price Blue Chip Group	Mutual Fund	—	5,122
	T. Rowe Price Cap App	Mutual Fund	—	2,969
	T. Rowe Price Growth Stock	Mutual Fund	—	847,376
	T. Rowe Price Mid Cap	Mutual Fund	—	851,454
	Thornburg Value Fund	Mutual Fund	—	909,492
	Tweedy Browne Global Value	Mutual Fund	—	259,794
	Vanguard 500 Index Fund	Mutual Fund	—	688,961
	Vanguard Convertible Securities Fund	Mutual Fund	—	1,992
	Vanguard Equity Income	Mutual Fund	—	9,728
	Vanguard High Yield Corporate Fund	Mutual Fund	—	11,777
	Vanguard Long-Term Investment Grade Fund	Mutual Fund	—	7,432
	Vanguard Wellington Fund	Mutual Fund	—	1,122,847
	Weitz Value Fund	Mutual Fund	—	6,995
			—	14,265,961

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	Republic Bancorp, Inc.
*	Class A	Common Stock	—	$4,310,721
*	Class B	Common Stock	—	167,771
			—	4,478,492

	Common Stock
	AFC Enterprises, Inc.	Common Stock	—	1,890
	AT&T, Inc.	Common Stock	—	906
	Advanced Viral Research Corporation	Common Stock	—	84
	Agere Systems, Inc. Class B	Common Stock	—	26
	Alcoa,Inc.	Common Stock	—	8,871
	Allegheny Energy	Common Stock	—	12,660
	Altria Group	Common Stock	—	64,633
	Amazon.Com, Inc.	Common Stock	—	5,658
	Ameren Corporation	Common Stock	—	15,372
	American Cap Strat.	Common Stock	—	978
	American International	Common Stock	—	3,412
	Amgen, Inc.	Common Stock	—	2,366
	Anheuser Busch Co.	Common Stock	—	5,155
	Applied Digital Solutions, Inc.	Common Stock	—	266
	Applied Materials	Common Stock	—	431
	Associated Banc-Corp	Common Stock	—	3,906
	Avaya, Inc.	Common Stock	—	53
	Avon Products	Common Stock	—	28,550
	BB&T Corporation	Common Stock	—	5,071
	Bank of America Corporation	Common Stock	—	12,461
	Barclay PLC ADR	Common Stock	—	8,416

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	Bear Stearns COS, Inc.	Common Stock	—	$11,553
	Berkshire Hathaway, Inc.	Common Stock	—	44,033
	Best Buy Co.	Common Stock	—	25,779
	Borland	Common Stock	—	3,265
	Bristol Myers Squibb Co.	Common Stock	—	9,192
	Brown Forman	Common Stock	—	7,094
	CCE Spino, Inc.	Common Stock	—	138
	Casella Waste Systems	Common Stock	—	1,305
	Checkers Drive-In Restaurants, Inc.	Common Stock	—	243
	Chesapeake Energy	Common Stock	—	9,519
	ChevronTexaco Corporation	Common Stock	—	17,031
	CIENA Corporation	Common Stock	—	297
	Cinergy Corporation	Common Stock	—	16,899
	Cisco Systems, Inc.	Common Stock	—	17,942
	Citigroup, Inc.	Common Stock	—	24,653
	Clear Channel Communications	Common Stock	—	2,642
	Coca Cola Co.	Common Stock	—	17,293
	Coeur d’Alene Mines Corporation	Common Stock	—	600
	Coinstar, Inc.	Common Stock	—	4,634
	Conexant Systems, Inc.	Common Stock	—	269
	CONOCOPHILLIPS	Common Stock	—	11,636
	Crescent Real Estate Equities	Common Stock	—	4,955
	Darden Restaurants	Common Stock	—	972
	Dell, Inc.	Common Stock	—	1,348
	Diamonds Trust Series	Common Stock	—	749

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	Diebold, Inc.	Common Stock	—	$3,040
	Dime Bancorp, Inc.	Common Stock	—	7
	Walt Disney Company	Common Stock	—	5,825
	Dow Chemical Company	Common Stock	—	8,764
	Duke Energy Corporation	Common Stock	—	25,144
	E Trade Group, Inc.	Common Stock	—	271
	EBAY, Inc.	Common Stock	—	2,161
	Education Development Corp.	Common Stock	—	6,602
	Electronic Arts	Common Stock	—	26,155
	EMC Corporation Mass	Common Stock	—	409
	ENER1, Inc.	Common Stock	—	265
	EPIX Medical, Inc.	Common Stock	—	4,040
	Exxon Mobil	Common Stock	—	11,234
	Fairchild Semiconductor International, Inc.	Common Stock	—	7,610
	Fifth Third Bancorp	Common Stock	—	8,713
	First Horizon National	Common Stock	—	28,830
	First Marblehead Corporation	Common Stock	—	6,572
	Ford Motor Co.	Common Stock	—	7,782
	Fossil, Inc.	Common Stock	—	3,614
	Franklin Mining, Inc.	Common Stock	—	420
	Gameznlix, Inc.	Common Stock	—	910
	General Electric Co.	Common Stock	—	167,118
	General Motors Corporation	Common Stock	—	971
	Guidant Corporation	Common Stock	—	25,900
	Harley Davidson, Inc.	Common Stock	—	5,149
	HCC Insurance Holding	Common Stock	—	2,226
	The Healthcare Co	Common Stock	—	10,100

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	Heinz H J Co.	Common Stock	—	$26,976
	Hewlett Packard	Common Stock	—	2,691
	Home Depot, Inc.	Common Stock	—	17,609
	Honda Motor Corp.	Common Stock	—	11,588
	Imclone Systems, Inc.	Common Stock	—	6,848
	Ing Group NV	Common Stock	—	1,741
	Intel Corporation	Common Stock	—	37,190
	Interdigital Communications	Common Stock	—	2,931
	InterMune, Inc.	Common Stock	—	1,680
	International Business Machines Corporation	Common Stock	—	1,233
	Ishares Trust DJ Sel	Common Stock	—	4,778
	JDS Uniphase Corporation	Common Stock	—	472
	JP Morgan Chase & Co.	Common Stock	—	12,740
	Johnson & Johnson	Common Stock	—	41,830
	Kellogg Company	Common Stock	—	4,322
	Krispy Kreme, Inc.	Common Stock	—	1,768
	Kroger Company	Common Stock	—	5,437
	Lexmark International Group	Common Stock	—	672
	Limited, Inc.	Common Stock	—	2,459
	Lucent Technologies	Common Stock	—	4,043
	McDATA Corporation	Common Stock	—	4
	McDonalds Corp.	Common Stock	—	16,186
	Medco Health Solutions	Common Stock	—	279
	Merck & Co., Inc.	Common Stock	—	10,402
	Microsoft Corp.	Common Stock	—	56,562
	Millenium Pharm.	Common Stock	—	5,820
	Murphy Oil Corporation	Common Stock	—	10,798

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	NASDAQ 100 Shares	Common Stock	—	$8,042
	National City Corporation	Common Stock	—	23,499
	New York Community Bancorp	Common Stock	—	12,390
	Newmont Mining Corporation	Common Stock	—	1,335
	Nokia Corporation	Common Stock	—	3,111
	Oracle Systems	Common Stock	—	9,377
	PACCAR, Inc.	Common Stock	—	6,923
	PNC Bank Corporation	Common Stock	—	3,586
	Pfizer, Inc.	Common Stock	—	17,233
	Piper Jaffray Companies	Common Stock	—	40
	Proctor & Gamble	Common Stock	—	25,043
	Progress Energy	Common Stock	—	3,294
	Rait Investment Trust	Common Stock	—	12,105
	RPM, Inc. Ohio	Common Stock	—	4,169
	Red Hat, Inc.	Common Stock	—	2,045
	Regions Financing	Common Stock	—	10,248
	Reynolds American Inc.	Common Stock	—	19,066
	Rowan Companies, Inc.	Common Stock	—	1,069
	Royal Putch Shell	Common Stock	—	12,298
	Royce Value Trust	Common Stock	—	4,016
	S&P Deposit Receipt Trades & Quotes	Common Stock	—	1,121
	St. Joe Paper Company	Common Stock	—	11,427
	St. Paul Travelers	Common Stock	—	1,206
	Service Corporation	Common Stock	—	1,636
	Sirius Satellite Radio	Common Stock	—	2,405
	Sonoran Energy Inc.	Common Stock	—	99
	Sonoran Energy Wrnts	Common Stock	—	1
	Sonoran Energy (Rest)	Common Stock	—	1

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	Southern Company	Common Stock	—	$17,265
	Splinex Technology	Common Stock	—	3
	Sterling Construction Company	Common Stock	—	8,415
	Sturm, Ruger & Co.	Common Stock	—	701
	Sun Microsystems, Inc.	Common Stock	—	3,143
	TXU Corporation	Common Stock	—	25,095
	Taser International, Inc.	Common Stock	—	348
	Time Warner, Inc.	Common Stock	—	2,250
	Trinity Biotech	Common Stock	—	2,040
	21st Century HCDG	Common Stock	—	17,110
	US Bancorp	Common Stock	—	8,967
	UST Inc.	Common Stock	—	4,083
	United Parcel Service	Common Stock	—	16,909
	United Technologies	Common Stock	—	11,182
	Utilities Select	Common Stock	—	1,193
	Valero Energy Corp.	Common Stock	—	10,320
	ValueVision International	Common Stock	—	819
	Vencor, Inc.	Common Stock	—	11
	Ventas, Inc.	Common Stock	—	35,222
	Verisign, Inc.	Common Stock	—	21,900
	Verizon Comm.	Common Stock	—	1,506
	Wachovia Corp.	Common Stock	—	10,572
	Wal Mart Stores, Inc.	Common Stock	—	18,720
	Walgreens Company	Common Stock	—	4,426
	Washington Mutual Savings	Common Stock	—	2,132
	Waste Management, Inc.	Common Stock	—	6,070
	Wellpoint, Inc.	Common Stock	—	12,426
	Wells Fargo & Co.	Common Stock	—	7,854
	White Electronic Designs Corporation	Common Stock	—	1,724

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	002

(a)	(b)	(c)	(d)	(e)
Party in Interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date and Rate of Interest	Cost**	Current Value

	XM Satellite Radio	Common Stock	—	$9,780
	XO Communications Inc. Class A	Common Stock	—	22
	Xerox Corporation	Common Stock	—	733
	Xybernaut Corp.	Common Stock	—	9
			—	1,533,832
	Total		—	$21,557,276

*                    Indicates party-in-interest.

**             Cost information is not required for participant directed investment accounts.

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST
FORM 11-K
December 31, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP 401(K)/
PROFIT SHARING PLAN AND TRUST
(Name of Plan)

Date: June 29, 2006	/s/ Kevin Sipes
Kevin Sipes
Executive Vice President &
Chief Financial Officer
Republic Bancorp, Inc.

EXHIBIT INDEX

23.1	Consent of Independent Auditors